EXHIBIT 2.3 - Form 8-K dated December 6, 1996

             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549


                                FORM 8-K



                             CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


                    Date of Report:  December 6, 1996




                  ELECTRONIC SYSTEMS TECHNOLOGY INC.
                      (A Washington Corporation)

                      Commission File no. 2-92949-S
                IRS Employer Identification no. 91-1238077

                           415 N. Quay St. #4
                          Kennewick  WA  99336
               (Address of principal executive offices)


Registrant's telephone number, including area code:(509) 735-9092

ITEM 5.  OTHER EVENTS

On December 6, 1996, the Company issued a letter to shareholders discussing quarter results for the quarter ended September 30, 1996 results, and other informational issues. This shareholder letter is incorporated by reference and is attached hereto as Exhibit 20.7.

ITEM 7.  FINANCIAL STATEMENTS, PRO FORMA FINANCIAL STATEMENTS, AND EXHIBITS.

         Exhibit 20.7 - Letter to Shareholders published DECEMBER 6, 1996.

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC SYSTEMS TECHNOLOGY, INC.

T. L. KIRCHNER


By: T.L. Kirchner
President
Date: DECEMBER 6, 1996

      EXHIBIT 20.7-Letter to Shareholders

To Our Shareholders:

Gross revenues decreased to $310,993 for the third quarter of 1996 as compared to $452,620 in the third quarter of 1995. This has resulted in a decrease in our net income before tax to $30,902 from $160,339 for the 3rd quarter of 1995.

Our third quarter year gross revenues have decreased from $1,308,030 in 1995 to $1,113,248 in 1996 for the same period. Third quarter year net profit before tax was $211,750 as compared to $355,545 for the same period of 1995.

(see appendix item no. 2 for description of graphic content not displayed in electronic format)

In Management's opinion the overall reduction in sales revenue is due primarily to cancellation or postponements of industrial automation projects by both foreign and domestic customers, less than expected customer orders, as well as increased competition from other wireless systems and hardware providers. This downward sales trend in conjunction with increased
Research and Development and Marketing expenditures by the Company, has resulted in a lower net income before tax for 1996 when compared with the same period of 1995. Management's opinion is this trend will continue through the calendar year ending December 31, 1996.

It is Management's opinion the Company's increased marketing efforts in conjunction with the release of the new ESTeem product line, as well as an increase in the number of EST distributors in the second half of 1996, may lead to a reverse in the downward trend in sales revenue in 1997.

The development of the new 192 ESTeem product line has been on-going for 1996. The ESTeem Model 192C, developed for our industrial automation market, was released at a trade show in October. The Federal Communications Commission (FCC) type acceptance for the 192C products has been applied for and the company is awaiting approval. In Canada, communications type acceptance for the 192C was approved in November. The Model 192F operates on federal frequencies in the United States, and government and civilian frequencies in foreign countries.

As stated at our Annual Shareholder Meeting in June, it is Management's opinion that the Company's stock is under valued. A stock buy-back plan was implemented in 2nd quarter of and was extended through the 3rd quarter of 1996. Over this period the Company purchased 53,000 shares at an average price of $0.45 per share.

As a reminder for our shareholders, all EST's filing data to the Security Exchange Commission (SEC) is now available from the SEC information archive on the Internet (http://www.sec.gov). In addition, EST has an Internet web site (www.esteem.com) which provides technical and sales information.




T.L. Kirchner
President

                          SELECTED FINANCIAL DATA
                         (as prepared by Management)
                                  (Unaudited)
Nine months ended                     	Sept 30          		Sept 30
                                    			  1996           		  1995
                                        =====               =====
Sales                                $   905,680         $ 1,154,290
Other revenue                        $   207,568         $   153,740
Gross Profit                         $   545,166         $   707,353
Income (Loss) before
provisions for income taxes          $   211,750         $   355,545

Earnings per common
share before taxes
        Primary                      $       .04         $       .07
        Fully diluted                $       .04         $       .07

Earnings per common
share after taxes
         Primary                     $       .03         $       .04
         Fully diluted               $       .03         $       .04

Weighted average number of
common shares and common stock
equivalents outstanding for use in
determining Earnings Per Share:

         Primary                       5,475,339           5,396,256
         Fully diluted                 5,475,339           5,396,256

Total assets                         $ 2,047,304         $ 1,955,667

Long-term debt
and capital lease
obligations                          $         0         $         0

Shareholder's equity                 $ 1,991,756         $ 1,827,893
Shareholder's equity
per share                            $       .40         $       .37

Working Capital                      $ 1,835,750         $ 1,708,249

Equity to total assets                       97%                 93%



SHAREHOLDER INFORMATION



HEADQUARTERS

Electronic Systems Technology, Inc.
415 N. Quay Street
Kennewick, WA 99336
Office: (509)  735-9092
Facsimile: (509)  783-5475
Internet Web Site: www.esteem.com



INDEPENDENT AUDITOR

Robert Moe & Associates, P.S.
305 IBM Building
W.  201 N. River Drive
Spokane, WA 99201



TRANSFER AGENT

TranSecurities International, Inc.
2510 North Pines, Suite 202
Spokane, WA  99206
Phone: (800) 762-8233

APPENDIX:

Item no. 1: (graphic material not included in electronic filing format)

Located at the top left of the document was the Electronic Systems Technology, Inc. trademarked company logo, showing a black square field containing the stylized letters E S T.

Item no. 2: (graphic material not included in electronic filing format)

Located between the second and third paragraphs of the first page of the shareholder letter was a bar graph showing the comparison of third quarter revenues and net profit (rounded to the nearest thousand dollars) for the third quarters of 1994, 1995, and 1996.
The data presented was as follows:
1994 third quarter gross revenues: $997,000
1994 third quarter net profit: $206,000
1995 third quarter gross revenues: $1,308,000
1995 third quarter net profit: $356,000
1996 third quarter gross revenues: $1,113,000
1993 year end gross revenues: $212,000